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                                                      EXHIBIT H-2



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-       :    )


Allegheny Energy, Inc.
Notice Requesting Increase in West Penn Power Company's Short-
Term Borrowing Authority



          West Penn Power Company ("West Penn"), 800 Cabin Hill Drive, Greensburg, PA 15601, requests the Commission to raise its aggregate limit on short-term debt financing from $182 million to $500 million, subject to the same terms and conditions as are contained in its original Application.

          West Penn was authorized by the Commission to issue up to $182 million in short-term debt through December 31, 2001, subject to certain conditions and parameters, by prior orders dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996 and December 23, 1997, (HCAR Nos. 25462, 25481, 25581, 25919, 26418, 26506,
and 26804, respectively) ("Prior Orders") in File No. 70-7888. West Penn requests authority to increase the limit of its short term debt by $318 million and be authorized to issue up to $500 million in short-term debt through December 31, 2007.

          West Penn has not sought an increase in the amount of its short-term debt financing authority since it was approved to borrow up to $182 million in 1997 by HCAR No. 26804. Since the time that West Penn received its order in 1997, however, several events have occurred which require West Penn to request additional financing authority.


          Deregulation of generation has begun and competition at the retail level is now a reality in Pennsylvania. Pennsylvania is the state in which West Penn is incorporated and where its entire service territory is located. The Electricity Generation Customer Choice and Competition Act, 66 Pa. C.S. Section 2801 et seq. (together with regulatory interpretations, the "Competition Act"), was enacted in December 1996, and provided for the restructuring of the electric utility industry in Pennsylvania. The Competition Act required the unbundling of electric services into separate supply, transmission, and distribution services with open retail competition for supply.

           In August 1997, West Penn filed its restructuring plan with the PUC, which, among other things, unbundled generation from transmission and distribution. The restructuring plan was contested and became the subject of hearings, which finally resulted in a settlement that was approved by the PUC on November 19, 1998. The PUC's Order authorized and provided state


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regulatory   pre-approval  for  the  transfer  of   West   Penn's
generation assets to an affiliate company at net book value. West Penn has applied to the SEC (File No. 70-9483), among other things, for approval to transfer its generation assets to a new generation company ("GENCO").

           In Pennsylvania, full electric generation competition is being phased in. For West Penn, its settlement called for one-third of each customer class to have direct retail access on January 1, 1999, and for an additional one-third to have direct
retail  access  on  January  2,  1999.   Retail  access  for  the
remaining one-third will occur on January 2, 2000.

          West Penn is evaluating its current capital structure, and determining the best capital structure for it and the new GENCO, in light of competition, its restructuring case, and the intent of the Competition Act that companies use the proceeds of securitization to primarily reduce their capital structure. West Penn is anticipating that it will need the additional borrowing authority for the transition to competition in Pennsylvania. It may also use the borrowing authority as a stop-gap measure, while other financing transactions are being contemplated.
Additionally, West Penn may need the borrowing authority to support its restructuring debt. West Penn may also use its short-term borrowing authority to support its capital expenditure program, and to take advantage of growth opportunities through acquisitions. In addition, regulated investment opportunities may arise from time to time. While West Penn would seek such additional regulatory approval as may be required in connection with such acquisitions, the requested increase in short-term financing authority will enhance its ability to participate effectively in the evolving energy markets.

          In order to better position West Penn in this competitive environment, West Penn needs to have access to cash through short-term borrowings in order to take advantage of opportunities that arise.


          West Penn may use the proceeds of its proposed short-term borrowings for general corporate purposes, including effecting the transition to the competitive status contemplated by Pennsylvania law, assisting in the restructuring of West Penn's capital structure, the financing of construction and also property acquisitions.

          Other than Allegheny's 9.9% limited partnership interest in The Latin America Energy and Electricity Fund I, L.P., and Allegheny's ownership of Allegheny Energy Unit No. 1 and Unit No. 2, LLC, an EWG that was incorporated on May 12, 1999, neither Allegheny nor any subsidiary thereof currently has an ownership interest in an EWG or foreign utility company ("FUCO") as defined in Sections 32 or 33 of the Act. Neither Allegheny nor any subsidiary thereof currently or as a consequence of the transactions proposed herein will be a party to, or have any rights under, a service, sales, or construction agreement with an EWG or a FUCO.

          Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.


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          The application and any amendments thereto are
available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by_______________, 1999, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy of the Applicant at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.